SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 29, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 29, 2009, the Company reported, that its Board of Directors has decided to adopt as the Company’s dividend policy, the pro-rata distribution among its shareholders of up to the greater of: (i) 20% of the gross income of the segment “Office and others”, as defined in the Note 4 of the Statement of Profit and Losses per Segment as of June 30 of each year, or (ii) up to 20% of the net profit of the Company as of June 30 of each year.

This dividend policy will be considered in the upcoming Shareholders’ Meeting for the Fiscal Year 09.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 29, 2009.